Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817

ADDITIONAL INFORMATION

In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction.  Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Harbor Federal Savings Bank Corporate Headquarters 100 South 2nd St. Ft. Pierce, FL 34950
What’s on Your Mind?
Answers to your questions about stock options

I hear people talk about stock options, and know that I have some from a prior grant.  Are all stock options the same?

Actually, there are several different types of stock options, including executive option plans from 1994 and 1998.  If you are not certain which stock plan your options came from, look at your Stock Option Agreement, which you would have received at the time your options were granted.  These will identify the plan from which your options came, as well as the exercise price (price at which those shares may be purchased), the vesting schedule, and the term of the options (the date by which they expire).  Having knowledge of your Stock Option Agreement will help you understand many of the questions below.

Please note that, at the time of the closing date of the National City merger, all of the options in these plans will become 100% vested and immediately exercisable.

How do I know the dollar value of each of my options?

The value will differ from person to person based upon the exercise price per share. This price can be found on the stock option agreement you were given when you were issued your options.   The per share value of an option is the difference between the fair market value of the stock on the date of exercise and the exercise price.

What happens to my options at the time of the closing date with National City?

For all Harbor associates employed on that date, your options will become fully vested and exercisable.  On the date of the merger with National City, all Harbor stock options will be converted to National City stock options.  However, the expiration dates of your options will not change.  The same exchange ratio used to convert Harbor shares to National City shares will be used to convert the stock options, rounded down to the nearest whole share.  The conversion ratio will be equal to $45 divided by the average closing price of National City stock for the 10 trading days prior to approval of the merger by the Federal Reserve Board.

An example of how the exchange would work using a hypothetical exchange ratio is as follows:  If the average closing price of National City stock is $36.00, the conversion ratio will be 1.25 ($45/$36).  If the exchange ratio is 1.25 shares of National City stock for every share of Harbor stock, an employee who has 1,000 Harbor stock options with an exercise price of $27.00 would receive 1,250 options to purchase National City stock (1,000 x 1.25) with an exercise price of $21.60 ($27/1.25).  If the value of Harbor stock on the day prior to closing is $45, and the value of National City on the day of closing is $36.00, the employee will have the same unexercised value on the day of exchange as he or she did the day prior to exchange.

          Harbor Value of $18,000 (1,000 x ($45 - $27))
          National City Value of $18,000 (1,250 x (36.00 - $21.60))

What is the deadline for exercising my stock options?

Continuing employees must exercise their options prior to the original expiration date as stated in their stock option agreement.  The date by which associates must exercise their options due to retirement or termination of employment is within three months of the employee’s last day of work.  A longer exercise period is made available in the event of the optionee’s death or disability.  Please refer to your award agreement for details.

Can I, or should I, exercise my stock options now?

Only you can determine when the best time is to exercise your options.  You can exercise your vested stock options now.  However, you do not have to exercise your vested options now.

If I choose to exercise my currently vested options now, what is the procedure to follow?

Exercise materials and information are available by contacting Judy Veira at (772) 460-7062.

How do I know what is best from a taxation standpoint when I choose to exercise options?

Unfortunately, everyone’s tax situation is different and often requires answers very specific to your own financial situation.  Please consult with your own advisor.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally.  Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC.  Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.